[Reliance Bancshares, Inc. Letterhead]
July 18, 2007
VIA EDGAR (Correspondence)
Mr. Gregory Dundas
Senior Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Response to SEC Comments Related to Reliance Bancshares, Inc. Amendment No. 1 to Registration Statement on Form 10 (“Registration Statement”) Filed June 22, 2007 File No. 000-52588
Dear Mr. Dundas:
On behalf of Reliance Bancshares, Inc. (the “Company”), we are responding to the Staff at the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above referenced filing, as required by your letter dated July 3, 2007 to the undersigned. Our responses are numbered to correspond with the numbered comments contained in the July 3, 2007 letter. For your convenience, we have repeated the Staff’s comments below before each of our responses.
Risk Factors
Competition from financial institutions and other ..., page 11
1.	We note your disclosure near the bottom of page 23 and at the bottom of page 45 regarding the intensity of the competition you face in regard to limited deposit funds in both the St. Louis area and southwestern Florida. Please revise your risk factor disclosure to make it more robust and specific in light of this disclosure.

Response:
     The Company has added the following risk factor and related discussion to Item 1A. “Risk Factors” on page 9 of the Registration Statement:
     Our growth strategy and profitability objectives depend on our ability to generate sufficient amounts of deposits at acceptable rates.

Mr. Gregory Dundas
Securities and Exchange Commission
July 18, 2007

     Our principal source of funding is deposit relationships originating in our primary markets in St. Louis, Missouri and Ft. Myers, Florida. These markets are large, in terms of total available deposits. According to the latest available FDIC statistics, the St. Louis MSA had total deposits of approximately $49.4 billion, an increase of 3.1% from the prior year. Total deposits in Lee County, Florida (in which Ft. Myers is located) grew 5.3% to $10.9 billion. We have been growing at a significantly faster percentage rate than the overall respective deposit markets, resulting in growing market shares in both of these locales. This growth has been achieved through our strategy of rapid branch expansion and aggressive deposit pricing. A large number of banks have recently entered into, or expanded their presence within, our markets. This has created intensely competitive deposit pricing, as these banks also attempt to increase or maintain their market share. Our ability to increase our deposit market share in the future may require us to continue to compete aggressively on rates and other product features to retain existing deposit relationships and attract new customer deposits. This would increase our costs and lower our net interest income. Alternatively, we may need to increase our usage of higher-cost alternative funding sources, such as Federal Home Loan Bank advances, brokered certificates of deposit, or short-term overnight borrowings from unaffiliated financial institutions. If we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our operating margins and profitability would be adversely affected.
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-7
2.	We note your supplemental response to comment 26 of our letter dated May 24, 2007. In light of the significance of the components in the line item “other operating activities, net” please revise to separately disclose the components on the face of your Statements of Cash Flows for each period presented.

Response:
     In computing cash flows from operating activities using the indirect method, our starting point for computing the “other, net” amount is the net change between periods in the other asset and other liability accounts included in the consolidated balance sheet. The other assets and other liability accounts are primarily comprised of other real estate owned, net deferred tax assets, and current income taxes payable or receivable. All other accounts included in the other asset and other liability accounts for the dates in question are collectively and individually minimal. Other real estate transactions include both cash transactions and noncash transactions, all of which must be reversed out of the “other, net” line item in the operating section of the cash flow statement, and included in the investing section of the cash flow statement. For example, the proceeds from sales of other real estate loans, which initially is included in the net change in other assets, must be reversed out of the “other, net” operating activity line item and included as a separate line item in the investing section of the statement. Noncash transactions (i.e., loans

Mr. Gregory Dundas
Securities and Exchange Commission
July 18, 2007

made for the sale of other real estate and transfer of loans to other real estate in settlement of loans) that are initially included in the net change in other assets are also reversed out of the operating section to the investing section, as an adjustment to the net loan increase amount in the cash flow statement.
     After reversing out the other real estate transactions and including such transactions in the investing section of the cash flow statement, the “other, net” change primarily consists of the net change in current and deferred tax accounts. The deferred tax account changes include both the deferred tax benefit recorded by the Company and the net change in deferred taxes relating to the valuation of available-for-sale securities, both noncash items that need to be reversed out of the net change in other assets and other liabilities. This leaves the “other, net” line item in operating activities primarily comprised of the net change in current taxes payable/receivable. As disclosed in the cash flow statement, income taxes of $2,145,461 were paid in 2006 and $1,347,000 were paid in 2005. This difference in payments of $798,461 between periods is the reason for the difference in “other, net” balances in the cash flow statements of $875,993. Accordingly, we do not believe any additional line items are required to the disclosures in the cash flow statement as originally filed.
3.	In your supplemental response you indicate that in 2005 you made $603,000 of loans for the sale of other real estate. Please describe for us the nature of the transactions, purpose of these loans, and why these loans are presented in operating activities.

Response:
     The $603,000 of loans made to facilitate the sale of other real estate owned represent loans made to independent third parties by Reliance Bank to facilitate the sale of such properties. All criteria for sale accounting treatment have been met, including sufficient transfer of ownership risk to the buyer. As noted above, the net increase in loans in the investing section of the cash flow statement was reduced by this $603,000 to reflect only the net cash used in making such loans. Accordingly, we do not believe any further revision to the Form 10 is necessary in connection with this comment.
4.	As a related matter, please explain to us why transfer of loans to other real estate is not sufficiently captured within the net change in other assets.

Response:
     The transfer of loans to other real estate was captured initially in our net change resulting from this transaction and had to be adjusted for both the “other, net” operating activities and the loan increase. Accordingly, we believe our original disclosure relating to this item is adequate and does not require modification.

Mr. Gregory Dundas
Securities and Exchange Commission
July 18, 2007

     We trust that the foregoing has been responsive to the Staff’s comments. Please contact Dale E. Oberkfell at (314) 569-7200 or doberkfell@reliancebankstl.com if you have further questions or would like to discuss any of the responses provided.

Regards,
/s/ Jerry S. Von Rohr
Jerry S. Von Rohr
President and Chief Executive Officer